     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 10, 1998
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            ______________________

                               SCHEDULE 14D-9/A
                               (Amendment No. 3)

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                            ______________________

                            STATE OF THE ART, INC.
                           (Name of Subject Company)

                            STATE OF THE ART, INC.
                     (Names of Person(s) Filing Statement)

                          Common Stock, no par value
                        (Title of Class of Securities)

                            ______________________

                                   85730710
                     (CUSIP Number of Class of Securities)

                            ______________________

                                David W. Hanna
                     President and Chief Executive Officer
                            State Of The Art, Inc.
                              56 Technology Drive
                               Irvine, CA 92618
                                 (714)753-1222
                 (Name, address and telephone number of person
              authorized to receive notice and communications on
                   behalf of the person(s) filing statement)

                            ______________________

                                With a copy to:

                              John A. Fore, Esq.
                                Selim Day, Esq.
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                              650 Page Mill Road
                          Palo Alto, California 94304
                                 (650)493-9300

================================================================================

        This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9"), filed by State Of The Art, Inc., a California corporation (the "Company"), relating to the tender offer by Rose Acquisition Corp., a Delaware corporation (the "Purchaser"), a direct and indirect wholly owned subsidiary of The Sage Group plc, a company organized under the laws of England (the "Parent") (collectively, "Sage"), to purchase all of the outstanding shares of Common Stock of the Company upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 1998, as amended. Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

        This section is hereby amended by addition of the following information thereto:

        At 12:00 midnight, New York City time, on March 2, 1998, the Offer expired. Based on a preliminary count, the Company has been informed that approximately 11,024,315 shares were tendered, of which approximately 180,829 shares were tendered by guaranteed delivery. On March 3, 1998, effective as of 12:01 a.m., all shares of Common Stock validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. As a result, Sage has acquired approximately 98.6% of the outstanding shares of the Company's Common Stock. A copy of the press release announcing the expiration of the Offer and the acceptance of validly tendered shares of Common Stock is attached hereto as Exhibit 26.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS.

        This section is hereby amended by addition of the following additional exhibit:

        Exhibit 26 -- Press Release, dated March 3, 1998, issued by The Sage Group plc and Rose Acquisition Corp.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     By:   /s/ David W. Hanna
                                         -------------------------------------
                                           David W. Hanna
                                           President and Chief Executive Officer

Dated: March 10, 1998

                                 EXHIBIT INDEX


EXHIBIT
  NO.                                  DESCRIPTION OF EXHIBIT
-------                 ------------------------------------------------------
  26                    Press Release, dated March 3, 1998, issued by The Sage
                        Group plc and Rose Acquisition Corp.